Filed Pursuant to Rule 433
Registration No. 333-261018
and 333-163855
March 24, 2023

The following information is a Summary of Material Modifications/Notice of Fund Changes relating to the Investment Lineup under the LNL Agents’ 401(k) Savings Plan (the “Plan”).  For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), you should log on to your account at www.lincolnfinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500.

March 24, 2023

Notice of Fund Changes for:
LNL Agents’ 401(k) Savings Plan
(the “Plan”)

Dear Plan Participant:

Lincoln Financial seeks to provide you with the best opportunity to prepare for your retirement. This includes regularly reviewing investment funds that are available under the Plan.

This notice gives you an overview of an upcoming fund change, the timing of that change, and the actions you may wish to consider as a result of the modifications that will be made to the Plan.

Effective April 25, 2023, the Jackson Square SMID-Cap Growth CIT Fund (Class M) will be replaced with AB Discovery Growth Fund Class Z. Any existing assets and/or future contribution investment elections remaining in the Jackson Square SMID-Cap Growth CIT Fund (Class M) at that time will automatically be mapped (or transferred) as shown in the chart below. Any contributions or rollovers received on or after April 25, 2023 that are directed to the fund being eliminated, will be mapped as shown in the chart below. Because this mapping (or transfer) is automatic, you do not need to take any action.

If you are currently invested in the following fund being eliminated:		Your balance and investment elections will be transferred to the new fund being added:
24610F884	Jackson Square SMID-Cap Growth CIT Fund (Class M)	CHCZX	AB Discovery Growth Fund Class Z
Prior to investing in a mutual fund investment option, an investor should consider carefully the investment objectives, risks, and charges and expenses of the investment company. The prospectus contains this and other important information and should be read carefully before investing or sending money.

What do you need to do?
Take a few minutes to review your investment portfolio. Make any changes you feel are necessary to meet your retirement savings goals. If you don’t want the investment of your existing account or future contributions to be mapped (or transferred) as indicated, you may change your investment elections and/or make a reallocation on your own by initiating a transfer prior to 4:00 p.m. Eastern on April 24, 2023. Note that you cannot choose to keep any investments in or transfer any investment to the fund being eliminated. To make a change, log in to your account at LincolnFinancial.com to complete your transaction online, or call the Lincoln Customer Contact Center at 800-234-3500. Customer Service Representatives are available Monday through Friday, from 8:00 a.m. to 8:00 p.m. Eastern, and will be glad to assist you.

Please be sure to make any changes prior to 4:00 p.m. Eastern on April 24, 2023 if you do not want the mapping to occur.  Of course, you could also wait until after the automatic mapping occurs if you wish to exchange funds or change where your future contributions are invested.

Any transactions requested on April 25, 2023, (such as fund transfers, loans, or distribution transactions) will not be processed while the fund change is being made but will process normally once the fund change is completed.  Your account will remain fully invested during the change.

If you are also a participant in any of Lincoln’s non-qualified deferred compensation plans administered by Nolan Financial Group that utilize the same fund options as the Plan, please note that this same fund change will impact the non-qualified plans at the same time.

This notice supplements the more comprehensive Annual Participant Fee Disclosure Notice (“Fee Disclosure Notice”) you received regarding certain plan and investment-related information found in the Comparative Chart Summary contained in the Fee Disclosure Notice. Please keep this supplemental notice with your Fee Disclosure Notice. A copy of the most recent Fee Disclosure Notice is available by contacting the Lincoln Customer Contact Center at 800-234-3500.

NEW FUND Fund name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
AB Discovery Growth Fund Class Z (CHCZX)	0.64%	$6.40	0.64%	$6.40	-35.89%	6.43%	---	10.45%	5/30/2014

ELIMINATED FUND Fund name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
Jackson Square SMID-Cap Gr CIT Fd (Cl M) (24610F884)	0.75%	$7.50	0.75%	$7.50	-39.34%	3.21%	9.04%	---	6/30/2011
Average returns provided are representative of performance as of December 31, 2022.

Questions?
If you have any questions about this change or would like to change your investment and contribution elections under the Plan, contact the Lincoln Customer Contact Center at 800-234-3500 (Monday – Friday, 8:00 a.m. – 8:00 p.m. Eastern) or log on to your account at LincolnFinancial.com.  For more information about the Plan, please review the Plan’s Summary Plan Description (SPD) which can be found on ONE at Summary Plan Descriptions.pdf.

All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.